ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com
March 15, 2010

WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL CLIENT/MATTER NUMBER 092942-0110
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Rufus Decker, Accounting Branch Chief
RE:	Titanium Asset Management Corp. Form 10-K for the year ended December 31, 2008 Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 File No. 0-53352
Ladies and Gentlemen:
On behalf of our client, Titanium Asset Management Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated February 18, 2010, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses. As appropriate, references to “we”, “us”, “our” and other similar phrases are references to the Company.
We acknowledge on behalf of the Company that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response: As requested, where a comment below requests additional disclosures or other revisions to be made, the Company will show in its supplemental response what the revisions will look like, and will then include those revisions in future filings.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
2.	We have reviewed your response to prior comments 6 through 8 from our letter dated December 16, 2009. As previously requested, please show us in your supplemental response what the revisions to your disclosures will look like. The proposed disclosure contained in your response may refer to the year ended December 31, 2008 since financial statements for the year ended December 31, 2009 have not yet been issued.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

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March 15, 2010

Response: As requested, with respect to prior comment 6, the additional disclosure will read substantially as follows:
“Our investment advisory fees are based on percentages of the market value of assets under management and vary, among other things, by investment strategy (or asset class). The applicable asset classes are fixed income securities and equity securities. Fixed income securities are subject to the risk that their value may fall when interest rates rise and that the issuers of the securities may not be able to make interest or principal payments. Equity securities are subject to the risk that their prices may decline for a number of reasons, and that such declines may be steep, sudden and prolonged.
Generally, our average fee rates for equity investment strategies are higher than those for fixed income strategies. Thus, changes in asset mix may have an impact on our total revenue due to the difference in the fee rates per invested dollar earned on each asset, with equity products generally having a higher management-fee rate than fixed-income products. In addition, certain components of distribution expense can vary depending upon the asset class, distribution channel and the size of the customer relationship.”
As requested, with respect to prior comment 7, the revised disclosure will read substantially as follows:
“Our investment advisory fees are based on percentages of the market value of assets under management and vary, among other things, by investment strategy (or asset class). Generally, our average fee rates for equity investment strategies are higher than those for fixed income strategies. Thus, changes in asset mix may have an impact on our total revenue due to the difference in the fee rates per invested dollar earned on each asset, with equity products generally having a higher management-fee rate than fixed-income products. In addition, certain components of distribution expense can vary depending upon the asset class, distribution channel and the size of the customer relationship.
While we manage most of our assets through separate accounts or wrap programs, a portion of our assets under management are held through private investment funds, generally organized as limited liability companies. We believe the use of these funds allows us to provide our investment strategies to our institutional clients in a more cost effective manner. We earn incentive fees on two of the funds, which are organized to invest in preferred stocks.
We also have a referral arrangement with Attalus Capital, whereby NIS refers investors to investment vehicles sponsored by Attalus and in turn receives a referral fee equal to a percentage of the fees received by Attalus from the new clients. In 2008, fees generated from the referral arrangement with Attalus represented $1,799,000, or approximately 12% of our total consolidated revenue. The activity related to the assets under management by Attalus on which we earn referral fees was as follows (in millions):

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March 15, 2010

Balance at March 31, 2008	$938.3
New accounts	43.2
Other inflows (outflows) to existing accounts	15.5
Other activity, principally market movement	(190.8)

Balance at December 31, 2008	$806.2

% change from acquired balance	(14%)
Relative to a 2007 annualized amount of $6,304,000, our Wood investment advisory fees decreased by $2,155,000, or 34% in 2008. The decrease in investment advisory fees reflects the 48% decrease in Wood’s assets under management during 2008 because of the loss of accounts in the first half of 2008 following the death of Gary Wood, Wood’s founder, and the decrease in values for equity assets under management, particularly when the deterioration intensified in the second half of 2008.”
As requested, with respect to prior comment 8, the additional disclosure will read substantially as follows:
“Our investment advisory fees for 2007 were $2,660,000 based on average assets under management of $3.2 billion for the three months subsequent to our acquisition of Wood and Sovereign and an average fee rate of 33 basis points. Our investment advisory fees for 2008 were $12,803,000 based on average assets under management of $4.5 billion and an average fee rate of 29 basis points. The increase in investment advisory fees reflects the increase in average assets under management offset by the decrease in the average fee rate. The increase in average assets under management reflects the acquisition of NIS and its $2.9 billion of assets under management as of March 31, 2008, offset in part by the impact of terminated accounts at Wood and Sovereign during the first half of 2008 and by the equity market losses experienced over the latter half of 2008 (both discussed previously in the section addressing changes in assets under management). The decrease in the average fee rate reflects an increase in the mix of fixed income assets due principally to the acquisition of NIS. The assets under management from NIS had an average fee rate of 26 basis points.
On December 31, 2008, in connection with the Boyd acquisition, we acquired $2.9 billion of additional assets under management that were principally with institutional customers and invested in fixed income strategies. We expect the average fee rate for these assets will approximate 18 basis points, and will decrease our overall average fee rate to approximately 25 basis points.”
Assets Under Management, page 26

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March 15, 2010

3.	We have reviewed your response to prior comment 2 from our letter dated December 16, 2009. We continue to believe that you should provide a general summary of the notice provisions for redemptions that might apply related to your subsidiaries’ investment advisory agreements with their clients. Please revise accordingly.
Response: As requested, in future filings, we will provide a general summary of the notice provisions for redemptions that might apply related to our investment advisory agreements. The disclosure will read substantially as follows:
“Asset management revenue is derived from fees for investment management and advisory services provided to our clients. The main driver of asset management revenue is the level of AUM, which is influenced by our investment performance, our ability to successfully attract and retain assets, the broader performance of the global equity markets and fixed income markets. As a result, fluctuations in financial markets and client asset inflows and outflows have a direct effect on asset management revenue and operating income. Asset management fees are generally based on the level of AUM measured as of the end of a quarter or month, and an increase or reduction in AUM at such dates, due to market price fluctuations, currency fluctuations, net client asset flows or otherwise, will result in a corresponding increase or decrease in management fees. Our clients can terminate their relationship with us, reduce the aggregate amount of AUM or shift their funds to other types of accounts with different rate structures for a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. The majority of our investment advisory contracts are generally terminable at any time or on notice of 30 days or less.”
4.	We have reviewed your response to prior comment 3 from our letter dated December 16, 2009. Please confirm that you will disclose in future filings the amount of gross contributions to and withdrawals from continuing accounts at your subsidiaries and provide a discussion of those inflows and outflows to the extent they are material.
Response: As requested, we hereby confirm that in future filings we will disclose the amount of gross contributions to and withdrawals from continuing accounts at our subsidiaries and provide a discussion of those inflows and outflows to the extent they are material.
5.	We have reviewed your response to prior comment 4 from our letter dated December 16, 2009. As we previously requested, please show us in your supplemental response your proposed disclosures related to a robust discussion of the underlying assets and how the inherit risks of those assets impacted the market movements within Woods, Sovereign’s and NIS’s AUM.
Response: As requested, set forth below is the revised disclosure:
“Our investment advisory fees are based on percentages of the market value of assets under management and vary, among other things, by investment strategy (or asset class). The applicable asset classes are fixed income securities and equity securities. Fixed income securities are subject to the risk that their value may fall when interest rates rise and that the issuers of the securities may not be able to make interest or principal payments. Equity securities are subject to the risk that their prices may decline for a number of reasons, and that such declines may be steep, sudden and prolonged.

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In 2008, certain adverse financial developments have impacted the U.S. and global capital markets. These developments include a general slowing of economic growth both in the U.S. and globally, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. As a result, market price fluctuations negatively impacted our AUM. In particular, volatility in the equity markets significantly reduced the AUM at Wood, which focuses its investments primarily on U.S. large capitalization companies.”
6.	We have reviewed your response to prior comment 5 from our letter dated December 16, 2009 and have the following additional comments.
•	You indicate that presently no individual pooled investment vehicle managed by the Company is a “significant” fund. Please tell us what you mean by “individual pooled investment vehicle”. Please address our prior comment 5 in its entirety as its relates to your “investment strategies” as set forth on page 5 of your Form 10-K.

•	We note your response that disclosure of a fund’s annualized returns would not be appropriate as the funds that you manage are private funds and public disclosure of their performance would likely violate the prohibition against general solicitation under the Securities Act of 1933 and the advertising rules under the Investment Advisers Act of 1940. Please tell us the basis for your belief that this would violate the prohibition against general solicitation under the Securities Act of 1933. Further, please provide a more detailed explanation as to how this disclosure would violate the advertising rules under the Investment Advisers Act of 1940, with specific citation to rules, regulations and/or judicial decisions.
Response: When we referenced individual pooled investment vehicles in our prior response, we were referring to the six limited liability companies and one Cayman Islands exempted company (each a “fund,” and, collectively, the “funds”) for which we act as the investment manager. So, we confirm that presently no fund managed by the Company is a “significant” fund. The genesis of the funds was to provide our institutional clients with a more cost efficient option to a separate account. The funds use the same investment strategies that we make available to our separate account clients.
In the future, if we determine that we have a significant fund, to the extent material to an investor’s understanding of the performance of the Company, we will provide expanded disclosure describing the underlying types of investments and overall strategy of the fund. In future filings, we will include disclosure substantially like the following to provide readers with a meaningful understanding of the funds that we manage:
“NIS offers membership interests in five limited liability companies to which it acts as the managing member and shares in one Cayman Islands exempted company to which it is the investment advisor (each a “fund,” and, collectively, the “funds”). At December 31, 2008, we had $7,573.2 million of assets under management. Included in this amount is $463.5 million of assets under management held in the funds, representing 6% of the total assets under management.
The funds’ portfolios include high-yield fixed-income corporate securities; U.S. government, corporate and mortgage backed securities; and U.S. corporate preferred stocks and preferred-like income securities.”

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With respect to potential future disclosure of the performance of any fund that becomes significant, we note that the performance of the fund is one of the primary factors used by potential investors in determining whether or not to invest in the fund, if not the primary factor. Since performance is one of the primary factors in soliciting investments into a fund, public disclosure of a fund’s performance appears to violate the prohibition on general solicitation or general advertising under Rule 502(c) promulgated under the Securities Act of 1933.
Rule 502(c) prohibits a fund relying on Regulation D, from offering or selling interests through general solicitation or general advertising. This prohibition has generally been broadly interpreted so that any form of mass communication is not permitted for private funds that have not registered their shares under the Securities Act of 1933. See, e.g., In re Gerald Klein & Assoc., Inc., et al., Investment Advisers Act Release No. 2402 (July 8, 2005); In re Brian Prendergast, Securities Exchange Act Release No. 44632 (August 1, 2001); In re John Christopher McCamey and Sierra Equity Partners, L.P., Securities Act Release No. 8137 (October 8, 2002); and Remco Securities Co., Inc., No-Action Letter (publicly available August 20, 1985). We note that the Commission has confirmed that merely identifying a private fund through the Investment Adviser Public Disclosure system would not render the exemption from registration under the Securities Act of 1933 unavailable. See Investment Advisers Act Release No. 2333 n. 271 (December 2, 2004). However, we are not aware of any Commission guidance that says identifying a private fund and its annualized returns in public filings would not render the exemption from registration unavailable.
Further, including performance information creates a potential tension with the Commission’s own requirements with respect to “advertising” by investment advisors. Investment advisors are not required by law to disclose performance data, but, if they do, this information must be presented fairly. See Rule 206(4)-1 promulgated under the Investment Advisers Act of 1940. Although Rule 206(4)-1 does not specifically address performance advertising, it is effectively covered by subparagraph 5’s general prohibition against distribution of advertising that contains any untrue statement of a material fact or is otherwise false and misleading, which, according to the Staff, depends on the “facts and circumstances” of its use. In fact, it is the Company’s understanding that until the late 1970s, when the Staff adopted its current “facts and circumstances” approach, the Staff took the position that most performance advertising was per se fraudulent.
Under the current “facts and circumstances” approach, any performance advertising must disclose all material facts so as to avoid unwarranted implications or inferences, and the Commission and its Staff have directed considerable attention to the ways in which advisors may portray past performance results. See, e.g., Clover Capital Management, Inc. No-Action Letter (publicly available October 28, 1986). The Clover Capital Management letter sets forth presentation requirements for performance advertising, and if the Company discloses the performance of one of the funds, then it appears the Company would be required to comply with the presentation requirements articulated in the Clover Capital Management letter and the other related no action letters. See, e.g., Securities Industry Association No-Action Letter (publicly available November 27, 1989); J.P. Morgan Investment Management, Inc. No-Action Letter (publicly available May 7, 1996) and Association for Investment Management and Research No-Action Letter (publicly available December 18, 1996). Such compliance would require adding layers of disclaimers and assumptions to data actually being presented for other purposes, and the Company believes such additional disclosure would be confusing to readers.

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Critical Accounting Estimates, page 33
7.	We have reviewed your response to prior comment 9 from our letter dated December 16, 2009. The determination of reporting units under SFAS 142 begins with the definition of an operating segment in paragraph 10 of SFAS 131 and considers disaggregating that operating segment into economically dissimilar components for the purpose of testing goodwill for impairment. Paragraph 30 of SFAS 142 states that a reporting unit is an operating segment or one level below an operating segment (referred to as a component). Based on this guidance as well as your response to prior comment 14 which indicates that you have identified your subsidiaries as your operating segments, it appears that you must assign and test your goodwill for impairment at your subsidiary level or, if applicable, at a one level below. Please reassess your accounting and disclosures for goodwill and goodwill impairment.
Response: In our prior response, we did not intend to state that we had multiple operating segments for purposes of reporting under SFAS 142, but rather that our components meet the aggregation criteria of paragraph 17 of SFAS 131 and therefore our components are a single reporting unit for purposes of reporting under SFAS 142.
We attribute all goodwill associated with the acquisitions of Wood, Sovereign (both acquired October 1, 2007), NIS (acquired March 31, 2008), and Boyd (acquired December 31, 2008), which share similar economic characteristics, to a single reporting unit. We believe that the inclusion of these components in a single reporting unit for the purpose of goodwill impairment testing most accurately reflects the synergies achieved to date and expected to be achieved in acquiring these entities, namely centralized distribution of similar products and services. In other words, we have determined that we have a single reporting unit consistent with the fact that our operations are managed as a single business: investment management. This conclusion is more fully discussed in the following paragraphs.
While SFAS 142, paragraph 30, indicates that a reporting unit, or component, is an operating segment or one level below an operating segment, it also provides that two or more components are to be aggregated and deemed a single reporting unit if the components have similar economic characteristics. “However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics (Footnote 20).” Footnote 20 states: “Paragraph 17 of FAS 131 shall be considered in determining if the components of an operating segment have similar economic characteristics.”
Further EITF Topic D-101 addresses aggregation criteria in the context of clarifying the reporting unit guidance of SFAS 142. Topic D-101 states:
“Evaluation whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative” (underline added for emphasis).
In determining whether the components of an operating segment have similar economic characteristics, footnote 20 to paragraph 30 of Statement 142 states that the guidance in paragraph 17 of Statement 131 shall be considered. The Board intended that all of the factors in paragraph 17 of Statement 131 be considered in making that determination. However, the Board did not intend that every factor must be met in order for two components to be considered economically similar. In addition, the Board did not intend that the determination of whether two components are economically similar be limited to consideration of the factors described in paragraph 17 of Statement 131. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in paragraph 17 include but are not limited to:

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•	The manner in which an entity operates its business and the nature of those operations

•	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

•	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms)

•	Whether the components support and benefit from common research and development projects.
The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.”
Our expressed intent with the acquisition of these businesses was to develop a core asset management business by integrating the operational, administrative and sales activities of the subsidiaries. One of the primary reasons for the acquisition of these businesses was that the investment strategies, or products, of these businesses were complementary and would serve as the basis for a single asset management business offering a wide range of investment offerings. Our competition typically is much larger and offers an even wider array of investment products.
Based on our analysis, we have concluded that all of our subsidiaries are similar both quantitatively and qualitatively. From a quantitative perspective, all of the subsidiaries share similar economic characteristics, including similar revenue and compensation structures and comparable effective fee rates. Our average fee rates range from approximately 40 basis points for Wood to approximately 18 basis points for Boyd. We believe these rates are typical for investment advisors in the equity and fixed income sectors. The compensation rates for our investment professionals are reasonably consistent between the firms. As we move beyond the original employment contract periods from the acquisitions, we expect to further align the compensation levels, both from an individual perspective and from the scale of asset under management. From a qualitative perspective, the subsidiaries provide similar services (investment management services for a fee based on the value of assets under management) to similar clients (institutional and retail managed accounts). Their products are distributed through shared institutional and retail distribution channels and all of the subsidiaries are subject to the same regulatory framework.
We note that the subsidiaries are integrated as the investment products share the same distribution channels and the distribution channels are overseen at the Company level. The subsidiaries also share various levels of back office support such as accounting and payroll, legal, compliance, and other treasury functions. In addition, we have sub-advisory relationships between the subsidiaries to provide a comprehensive offering of investment advisory services. We also are exploring ways in which the investment operations can be further integrated, including the leveraging of the owned portfolio accounting system acquired with the Boyd acquisition.

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We will revise the disclosure to add language substantially like the following in the introductory paragraph:
“Goodwill is evaluated for possible impairment at the reporting unit level, which includes Wood, Sovereign, NIS and Boyd. We have determined that we have a single reporting unit consistent with our single operating segment based on the fact that our operations are managed as a single business: investment management.”
Fair Value of Financial Instruments, page 34
8.	We reissue prior comment 10 from our letter dated December 16, 2009. Please enhance your disclosure regarding how you estimate the fair value of financial instruments to address the following:
•	The portion of AUM in which you have a role in estimating fair value;

•	The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in SFAS 157. Describe the types of investments in each level;

•	For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets;

•	For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value. If relying on third party pricing services, disclose the methodologies and assumptions used.
Response: Assets under management consist mainly of securities that are actively traded and, thus, do not require a high level of assumptions in determining the fair value of the investments. Independent pricing services and the prices of securities traded on exchanges provide values for assets managed by the Company. It is rare if any of the assets managed by the Company are valued in good faith by the Company and therefore we do not believe that significant judgment is involved in the calculation of assets under management in a way that directly impacts revenue recognition. Given the rare number of securities for which significant judgment is applied in the valuation of assets under management, we do not believe that it is appropriate to include how assets are valued in the “Critical Accounting Policies” section. Further, the disclosure requirements of FAS 157 are only applicable to Company-owned assets.
We will move the following disclosure from the “Critical Accounting Policies” section of MD&A to the section of MD&A in which we discuss our assets under management.

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“Our assets under management consist of equity and fixed-income securities. We value equity securities at the last closing price on the primary exchange on which the securities are traded. We value substantially all fixed-income securities based on prices from independent pricing services. The percentage of assets under management for which we estimate fair value is not significant to the value of our assets under management in total.”
Item 8 — Financial Statements and Supplementary Data, page 37
Note 2 — Significant Accounting Policies, page 42
Operating Segments, page 45
9.	We have reviewed your response to prior comment 14 from our letter dated December 16, 2009. Your response indicates that you believe each subsidiary has similar economic characteristics and qualifies for aggregation into one reportable segment pursuant to paragraph 17 of SFAS 131. Please further tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.
Response: As indicated in our response to comment 7, our operations are managed as a single business: investment management. To the extent we may technically be deemed to have “operating segments” under paragraph 10 of SFAS 131, we believe we have appropriately considered all the requirements of paragraph 17 of SFAS 131 to aggregate our subsidiaries as one reportable segment.
Our expressed intent with the acquisition of the asset management businesses that we acquired was to develop a core asset management business by integrating the operational, administrative and sales activities of the subsidiaries. One of the primary reasons for the acquisition of these businesses was that the investment strategies, or products, of these businesses were complementary and would serve as the basis for a single business offering a wide range of investment offerings. We have completed significant portions of the integration process, and manage the business as if it were a single entity, except to the extent we have to maintain certain records on a subsidiary level to permit us to comply with earn out provisions under the purchase agreements for the various subsidiaries.
Based on our analysis under paragraph 17 of SFAS 131, we have concluded that all of our subsidiaries are similar both quantitatively and qualitatively. From a quantitative perspective, all of the subsidiaries share similar economic characteristics, including similar revenue and compensation structures and comparable effective fee rates. Our average fee rates range from approximately 40 basis points for Wood to approximately 18 basis points for Boyd. We believe these rates are typical for investment advisors in the equity and fixed income sectors. The compensation rates for our investment professionals are reasonably consistent between the firms. As we move beyond the original employment contract periods from the acquisitions, we expect to further align the compensation levels both from an individual perspective and from the scale of asset under management. From a qualitative perspective, the subsidiaries provide similar services (investment management services for a fee based on the value of assets under management) to similar clients (institutional and retail managed accounts), and each subsidiary offers fixed income and equity strategies to their clients. In addition, their products are distributed through shared institutional and retail distribution channels and all of the subsidiaries are subject to the same regulatory framework.

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We note that the subsidiaries are integrated as the investment products share the same distribution channels and the distribution channels are overseen at the Company level. The subsidiaries also share various levels of back office support such as accounting and payroll, legal, compliance, and other treasury functions. In addition, we have sub-advisory relationships between the subsidiaries to provide a comprehensive offering of investment advisory services. We also are exploring ways in which the investment operations can be further integrated, including the leveraging of the owned portfolio accounting system acquired with the Boyd acquisition.
Further, the implementation guidance for segment reporting and aggregation criteria (Topic 280-10-55-7) states that “operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.”
Because we do not have a gross margin, we believe viewing measures like our average fee rate and compensation rates are appropriate measures. As indicated above, we believe our average fee rates are currently similar and are expected to remain so for the future. Our compensation rates by individual are reasonably consistent and we expect that compensation relative to revenue base will also be adjusted to comparable levels by entity over time as we move beyond periods covered by acquired employment contracts. Further, overall revenue growth rates are expected to be consistent over time both from an organic basis, where we would expect the fixed income market returns to average approximately 4% and the equity market returns to average approximately 6%, and from a net inflows basis where we expect long term growth rates of 3-5% regardless of the subsidiary.
* * *
If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,
/s/ Peter D. Fetzer
Peter D. Fetzer
cc:	Jeffrey Gordon Jeanne Baker Edward Kelly Andrew Schoeffler Securities and Exchange Commission Jonathan Hoenecke Titanium Asset Management Corp.